                     UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1998



                                                                          Small                                   UTC       INVESCO
                                                                         Company     International               Common      Total
                                                Income      Equity     Stock Index   Euity Index     Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  869,825  $          -  $           -  $   42,826  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -        22,461              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -          2,125           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -          7,982           -          -           -
      Government/Corporate Fixed Income Index
       Index Fund                                      -           -             -              -      34,904          -           -
      Daily International Equity Index Fund            -           -             -              -      42,374          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -    266,997           -
   Shares of respective registered investment
     companies                                         -           -             -              -           -          -      68,399

  Investments, at contract value or cost:
   Beneficial interests in investment
    contracts, at contract value               4,798,401           -             -              -           -          -           -

   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -      1,331           -
               Total Investments               4,798,401     869,825        22,461         10,107     120,104    268,328      68,399
                                                                   -
  Plan receivables                                 3,752           -             -              -           -      2,997           -
               Total Assets                    4,802,153     869,825        22,461         10,107     120,104    271,325      68,399

Liabilities:
  Accrued expenses                                     -           -             -              -           -        684           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -        684           -

Net Assets Available for Benefits             $4,802,153  $  869,825  $     22,461  $      10,107  $  120,104  $ 270,641  $   68,399

Units of participation                            71,760      32,144         1,883            797      41,848     14,854       2,181

Unit value                                    $    66.92  $    27.06  $      11.93  $       12.68  $     2.87  $   18.22  $    31.36

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998


                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fideltiy     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund        Fund    Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                        341,591      99,336       119,070         69,652      80,045    144,300       7,180

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -

   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                 341,591      99,336       119,070         69,652      80,045    144,300       7,180

  Plan receivables                                     -           -             -              -           -          -           -
               Total Assets                      341,591      99,336       119,070         69,652      80,045    144,300       7,180

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $  341,591  $   99,336  $     119,070 $      69,652  $   80,045  $ 144,300  $    7,180

Units of participation                             7,452       4,841         2,097          3,048       3,134      2,440         312

Unit value                                    $    45.84  $    20.52  $      56.79  $       22.85  $    25.54  $   59.14  $    23.03

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $     912,651
      Russell 2000 Equity Index Fund                   -           -             -         22,461
      Daily Japanese Equity Index Fund                 -           -             -          2,125
      Daily Non Japanese Equity Index Fund             -           -             -          7,982
      Government/Corporate Fixed Income                -           -             -         34,904
     Daily International Equity Index Fund             -           -             -         42,374
   United Technologies Corporation Common
     Stock                                             -           -             -        266,997
   Shares of respective registered
     investment companies                         34,931      17,314             -        981,818

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -      4,798,401

   Participant loans, at cost                          -           -       256,444        256,444
   Temporary investments, at cost plus
     accrued interest                                  -           -             -          1,331
               Total Investments                  34,931      17,314       256,444      7,327,488

  Plan receivables                                     -           -             -          6,749
               Total Assets                       34,931      17,314       256,444      7,334,237

Liabilities:
  Accrued expenses                                     -           -             -            684
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -            684

Net Assets Available for Benefits             $   34,931  $   17,314  $    256,444  $   7,333,553

Units of participation                             4,163       1,681       256,444

Unit value                                    $     8.39  $    10.30  $       1.00

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                         Statement of Net Assets Available for Benefits With Fund Information
                                                  December 31, 1997


                                                                          Small                                   UTC       INVESCO
                                                                         Company     International               Common      Total
                                                Income      Equity     Stock Index   Euity Index     Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund
Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  492,470  $          -  $           -  $   33,343  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -        10,189              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -            853           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -          2,560           -          -           -
      Government/Corporate Fixed Income Index
       Index Fund                                      -           -             -              -      27,280          -           -
      Daily International Equity Index Fund            -           -             -              -      31,992          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -    104,700           -
   Shares of respective registered investment
     companies                                         -           -             -              -           -          -      43,015

  Investments, at contract value or cost:
   Beneficial interests in investment
    contracts, at contract value               3,777,373           -             -              -           -          -           -

   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -      1,572           -
               Total Investments               3,777,373     492,470        10,189          3,413      92,615    106,272      43,015
                                                                   -
  Plan receivables                                 1,171           -             -              -           -        224           -
               Total Assets                    3,778,544     492,470        10,189          3,413      92,615    106,496      43,015
                                                                   -
Liabilities:                                                       -
  Accrued expenses                                     -           -             -              -           -        676           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -        676           -

Net Assets Available for Benefits             $3,778,544  $  492,470  $     10,189  $       3,413  $   92,615  $ 105,820  $   43,015

Units of participation                            61,248      23,427           842            324      38,950      8,761       1,479

Unit value                                    $    61.70  $    21.02  $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1997
                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fideltiy     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund        Fund    Fund, Inc.
Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                        166,622      43,507        22,980         56,551      54,493     45,721       7,965

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -

   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                 166,622      43,507        22,980         56,551      54,493     45,721       7,965

  Plan receivables                                     -           -             -              -           -          -           -
               Total Assets                      166,622      43,507        22,980         56,551      54,493     45,721       7,965

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $  166,622  $   43,507  $     22,980  $      56,551  $   54,493  $  45,721  $    7,965

Units of participation                             4,373       2,224           493          2,250       2,146        931         313

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1997

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $     525,813
      Russell 2000 Equity Index Fund                   -           -             -         10,189
      Daily Japanese Equity Index Fund                 -           -             -            853
      Daily Non Japanese Equity Index Fund             -           -             -          2,560
      Government/Corporate Fixed Income                -           -             -         27,280
     Daily International Equity Index Fund             -           -             -         31,992
   United Technologies Corporation Common              -           -             -        104,700
     Stock
   Shares of respective registered                30,483      18,525             -        489,862
     investment companies

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -      3,777,373

   Participant loans, at cost                          -           -       214,335        214,335
   Temporary investments, at cost plus
     accrued interest                                  -           -             -          1,572
               Total Investments                  30,483      18,525       214,335      5,186,529

  Plan receivables                                     -           -             -          1,395
               Total Assets                       30,483      18,525       214,335      5,187,924

Liabilities:
  Accrued expenses                                     -           -             -            676
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -            676

Net Assets Available for Benefits             $   30,483  $   18,525  $    214,335  $   5,187,248

Units of participation                             3,064       1,432       214,335

Unit value                                    $     9.95  $    12.94  $       1.00

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998


                                                                         Small                                    UTC       INVESCO
                                                                        Company     Internationl                Common       Total
                                                Income      Equity    Stock Index   Equity Index     Global      Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $        -  $  166,849  $       (722) $       1,100  $   19,926  $ 72,328   $    3,809
  Interest                                       342,643           -             -              -           -         -            -
  Dividends                                            -           -             -              -           -         -        3,153
               Total Investment Income           342,643     166,849          (722)         1,100      19,926    72,328        6,962

Contributions:
  Participants'                                  558,419     171,381        12,878          4,065      27,558    98,722       14,488
  Employer's                                     528,834      72,220         1,956            291       3,717    22,056        1,658
               Total Contributions             1,087,253     243,601        14,834          4,356      31,275   120,778       16,146

Repayments on loans                               99,917      12,847           138             52       2,647     3,936          374


Deductions from net assets attributed to:

  Distributions to participants                  344,665      16,666            28             51       6,322      8,036         411
  Loans to participants                          120,704      32,498           801            122       5,802      7,065       1,601
  Administrative expenses                          2,336         305             -             43         154          8          43
               Total Deductions                  467,705      49,469           829            216      12,278     15,109       2,055

    Net increase / (decrease) prior to
      transfers                                1,062,108     373,828        13,421          5,292      41,570    181,933      21,427

Inter-fund transfers                             (30,634)      3,527        (1,149)         1,402     (14,081)   (17,112)      3,957
Assets transferred out of Plan                    (7,865)          -             -              -          -           -           -

Net increase / (decrease)                      1,023,609     377,355        12,272          6,694      27,489    164,821      25,384

Net Assets Available for Benefits
  December 31, 1997                            3,778,544     492,470        10,189          3,413      92,615    105,820      43,015

Net Assets Available for Benefits
  December 31, 1998                           $4,802,153  $  869,825  $     22,461  $      10,107  $  120,104  $ 270,641  $   58,399

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998
                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $   50,149  $   2,035   $    12,301   $      (4,709) $    1,401  $  17,251  $    (702)
  Interest                                             -          -             -               -           -          -          -
  Dividends                                       16,426      8,324         8,648           5,209           -      4,322        620
               Total Investment Income            66,575     10,359        20,949             500       1,401     21,573        (82)

Contributions:
  Participants'                                   79,168     26,929        49,882          20,252      30,747     65,331      3,103
  Employer's                                      11,960      4,335         3,076           2,139       4,274      6,973        544
               Total Contributions                91,128     31,264        52,958          22,391      35,021     67,304      3,647

Repayments on loans                                3,282      1,081         1,699             893       1,012        174         97

Deductions from net assets attributed to:

  Distributions to participants                   17,344        700         1,105             125       2,051      2,417          5
  Loans to participants                            2,132      1,986         1,582             335          77         75        339
  Administrative expenses                              -          -            39               8           8         11          -
               Total Deduction                    19,476      2,686         2,726             468       2,136      2,503        344

    Net increase / (decrease) prior to
      transfers                                  141,509     40,018        72,880          23,316      35,298     86,548      3,318

Inter-fund transfers                              33,460     15,811        23,210         (10,215)     (9,746)    12,031     (4,103)
Assets transferred out of Plan                         -          -             -               -           -          -          -

Net increase / (decrease)                        174,969     55,829        96,090          13,101      55,552     98,579       (785)

Net Assets Available for Benefits
  December 31, 1997                              166,622     43,507        22,980          56,551      54,493     45,721      7,965

Net Assets Available for Benefits
  Deceber 31, 1998                            $  341,591  $  99,336   $   119,070   $      69,652  $   80,045  $ 144,300  $   7,180

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund A     Trust A     Loan Fund        Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $  (5,915)  $  (3,987)  $         -     $  331,114
  Interest                                             -          -        19,798        362,441
  Dividends                                        3,518        361             -         50,581
               Total Investment Income            (2,397)    (3,626)       19,798        744,136

Contributions:
  Participants'                                   10,368      4,224             -      1,172,515
  Employer's                                         882        199             -        665,114
               Total Contributions                11,250      4,423             -      1,837,629

Repayments on loans                                  253        326      (128,728)             -

Deductions from net assets attributed to:

  Distributions to participants                        -          -        24,714        424,640
  Loans to participants                              399        235      (175,753)             -
  Administrative expenses                              -          -             -          2,955
               Total Deductions                      399        235      (151,039)       427,595

    Net increase / (decrease) prior to
      transfers                                    8,707        888        42,109      2,154,170

Inter-fund transfers                              (4,259)    (2,099)            -              -
Assets transferred out of Plan                         -          -             -         (7,865)

Net increase / (decrease)                          4,448     (1,211)       42,109      2,146,305

Net Assets Available for Benefits
  December 31, 1996                               30,483     18,525       214,335      5,187,248

Net Assets Available for Benefits
  December 31, 1997                           $   34,931  $  17,314   $   256,444   $  7,333,553

The accompanying notes are an integral part of these financial statements.